Exhibit 99.2

Q2 2018

Management Discussion and Analysis

of Financial Condition and Results of Operations

For the Three Months and Six Months Ended December 31, 2017 ("Q2 2018") and December 31, 2016 ("Q2 2017")

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of February 13, 2018, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended December 31, 2017 and 2016, as well as the Company's latest annual MD&A ("2017 Annual MD&A") and the audited consolidated financial statements for the years ended June 30, 2017 and 2016. The unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended December 31, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

DHX is a public company incorporated under the Canadian Business Corporations Act whose Variable Voting Shares and Common Voting Shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Company's Variable Voting Shares commenced trading on the NASDAQ Global Trading Market (the "NASDAQ") under the symbol DHXM. The Company's public filings and additional information relating to the Company can be found on its website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totalled, may be slightly different than the corresponding total.

Forward Looking Statements

This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements under the “Outlook” section and statements with respect to:

•	the business strategies and strategic priorities of the Company;
•	Management’s annual financial targets and the future financial and operating performance of the Company and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of the Company;
•	the markets and industries, including competitive conditions, in which the Company operates;
•	the Company’s production pipeline;
•	the continued rebranding of the television channels of the Company;
•	the Company’s live tours business;
•	the financial impact of its long-term agreements with Mattel, Inc.;
•	the expected impacts of the adoption of the amendment to IAS 38;
•	the Company's cost reduction and deleveraging initiatives;
•	the Company's acquisition of the entertainment division of Iconix Brand Group Inc. ("Peanuts and SSC"); and
•	the integration of Peanuts and SSC.

Forward-looking statements are based on factors and assumptions that Management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

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A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form for the year ended June 30, 2017 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Factors” contained in this MD&A and in the 2017 Annual MD&A.

These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

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Business of the Company

DHX is a leading independent creator, producer, distributor, licensor, and broadcaster of kids and family television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX WildBrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures Inc. (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014;
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014;
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014;
•	an 80% interest in Whizzsis Limited ("Kiddyzuzaa") on March 3, 3017;
•	Peanuts and SSC, which includes an 80% controlling interest in Peanuts ("Peanuts") and a 100% interest in Strawberry Shortcake ("SSC"), on June 30, 2017; and
•	a 51% interest in Egg Head Studios LLC ("Ellie Sparkles") on September 15, 2017.

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and consumer product revenues. DHX’s IP content library includes more than 13,000 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Super WHY!, Degrassi, Make It Pop, and Slugterra, and with the acquisition of Peanuts and SSC, Peanuts and Strawberry Shortcake. The acquisition of Peanuts and SSC introduces two globally recognized evergreen kids brands, Peanuts and Strawberry Shortcake, into DHX's IP portfolio and provides DHX's consumer products business with added size and scale.

The acquisition of DHX Television in Fiscal 2015 added broadcasting by acquiring the Family Channel, including its multiplex feed known as Family Jr, the French-language Category B specialty television channel known as Télémagino, and the English-language Category B specialty television channel known as Family CHRGD. DHX’s wholly owned European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands and creates operating leverage for DHX brands and in particular, significant potential synergies for Peanuts and SSC. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and which is now in its 25th season. DHX has a global footprint and has offices in Toronto, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and Amsterdam, among others, and with the acquisition of Peanuts and SCC, the Company added an office in New York City as of October 1, 2017 and an increased business presence in Japan.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs; 2) distribution (including digital distribution and WildBrain) of its proprietary and third party acquired titles; 3) television (subscriber, advertising, and digital revenue) through DHX Television; 4) consumer products for owned brands, music and digital royalties, live tour revenues and consumer products revenue earned pursuant to the Company's strategic pact with Mattel; 5) consumer products represented through CPLG; 6) producer and service fees, which includes production services for third parties; and 7) other revenues, which includes digital and mobile.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of broadcast territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production budget of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses or digital revenues and in consumer products if it relates to royalties, consumer products, music, live tours, and other revenues.

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Proprietary Content Revenue

The Company's Proprietary Content Revenue is comprised of Proprietary Production, Distribution (including WildBrain), and Consumer Products-Owned. As a result of the adoption of the amendment to IAS 38 on July 1, 2016, the Company is now grouping Proprietary Production, Distribution (including WildBrain), and Consumer Products-Owned (including Digital) into a single Proprietary Content Gross Margin for the purpose of providing analysis of revenues and gross margins.

Production Revenue

The Company derives proprietary production revenues, including other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of other broadcast territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the year ended June 30, 2017 for additional details on revenue recognition).

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary titles and third party produced titles with distribution rights, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, Netflix, YouTube, Amazon, and home entertainment) for specified periods of time. Revenues from WildBrain, the Company's Multi-Platform Kids' Network, are included as a sub-category of distribution revenue.

Consumer Products-Owned

Consumer products for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos, and going forward Peanuts and Strawberry Shortcake), revenues earned on music publishing rights, music retransmission rights, live tour revenues, consumer products royalties earned pursuant to the Company's strategic pacts with Mattel, and other royalties, including from interactive games and apps. Consumer products revenues for owned brands include non-refundable minimum guarantees associated with consumer products deals.

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. DHX Television derives revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Family Channel is approved for and is generating advertising revenues; however, the majority of DHX Television's revenues are expected to continue to be derived from subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by robust websites and apps designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Presently, subscriber revenues typically account for greater than 90% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows (both animated and live-action), feature films, direct to digital movies, and movies of the week for third parties, as well as production revenues related to the Company's strategic pacts with Mattel.

Consumer Products-Represented

Consumer products-represented includes revenues earned from CPLG. CPLG is a wholly owned agency business based in Europe that earns commissions on consumer products from representing DHX brands and independently owned brands from film studios and other third parties.

Adoption of Amendment to International Accounting Standard 38 (“IAS 38”)

As noted in DHX Media’s audited consolidated financial statements for the years ended June 30, 2017 and effective July 1, 2016, the Company adopted an amendment to IAS 38 which deals with intangible assets. On a prospective basis, the Company adopted a declining balance approach to expensing its investment in film & television programs and acquired & library content, replacing the film forecast method. The details of Company's accounting policies for investment in film and television programs and for acquired and library content can be found in note 3 to the Company's audited consolidated financial statements for the year ended June 30, 2017.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for three and six months ended December 31, 2017 and 2016 has been derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended December 31, 2017 and 2016, and can be found at www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Each reader should read the following information in conjunction with those statements and the related notes.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:[1]
Revenues	121,941	78,884	220,562	132,718
Direct production costs and expense of film and television produced	(67,995)	(36,866)	(123,645)	(59,516)
Gross margin[2]	53,946	42,018	96,917	73,202
Selling, general, and administrative	(20,717)	(19,640)	(40,543)	(37,283)
Write-down of investment in film and television programs and acquired library and content	(1,050)	(447)	(1,050)	(447)
Amortization, finance and other expenses, net	(18,619)	(14,137)	(30,250)	(25,679)
Provision for income taxes	(4,322)	(2,039)	(6,269)	(2,666)
Net income	9,238	5,755	18,805	7,127
Net income attributable to non-controlling interests	(1,827)	—	(3,246)	—
Net income attributable to the Shareholders of the Company	7,411	5,755	15,559	7,127

Cumulative translation adjustment	(1,757)	(402)	(7,585)	954
Comprehensive income	7,481	5,353	11,220	8,081
Basic earnings per common share	0.06	0.04	0.12	0.05
Diluted earnings per common share	0.05	0.04	0.12	0.05
Weighted average common shares outstanding (expressed in thousands)
Basic	134,481	134,068	134,444	133,928
Diluted	134,893	135,170	135,006	134,950

Adjusted net income2 & 3	9,072	6,347	18,330	8,157
Basic adjusted earnings per common share2 & 3	0.07	0.05	0.14	0.06
Diluted adjusted earnings per common share2 & 3	0.07	0.05	0.14	0.06

	As at December 31, 2017	As at June 30, 2017
Consolidated Balance Sheet Data:
Cash and cash equivalents	43,874	62,143
Investment in film and television programs	197,370	195,180
Acquired and library content	153,052	155,940
Total assets	1,480,267	1,761,705
Total liabilities	1,057,618	1,345,852
Shareholders' equity	422,649	415,853

1The financial information for three months ended December 31, 2017 includes the full results for all of the Company's operations. The financial information for the six months ended December 31, 2017 includes the full results of operations for all of the Company's operations, including Peanuts and SSC, except Ellie Sparkles, which was owned for 108 days. The financial information for the three and six months ended December 31, 2016 includes the full results for all of the Company's operations except Peanuts and SSC, Kiddyzuzaa, and Ellie Sparkles as none of which were owned by the Company during the period.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3See "Reconciliation of Historical Results to Adjusted Net Income" section of this MD&A for the details of Adjusted Net Income. Basic adjusted earnings per common share is computed by dividing adjusted net income for three and six months ended December 31, 2017 of $9,072 and $18,330 respectively (December 31, 2016-$6,347 and $8,157, respectively) by basic weighted average common shares outstanding of 134,481 and 134,444, respectively (December 31, 2016-134,068 and 133,928, respectively). Diluted adjusted earnings per common share is computed by dividing adjusted net income for three and six months ended December 31, 2017 of $9,072 and $18,330 respectively (December 31, 2016-$6,347 and $8,157, respectively) by diluted weighted average common shares outstanding of 134,893 and 135,006, respectively (December 31, 2016-135,170 and 134,950, respectively).

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Results for the six months ended December 31, 2017 (“Six Months 2018”) compared to the six months ended December 31, 2016 (“Six Months 2017”)

Revenues

Revenues for Six Months 2018 were $220.56 million (66% organic, 34% acquisitive), up 66% from $132.72 million for Six Months 2017. The increase for Six Months 2018, was due to strong growth in total distribution revenue (including WildBrain) (90% organic, 10% acquisitive), accounting for 23% of the growth, higher consumer products-owned revenues (11% organic, 89% acquisitive), accounting for 76% of the growth, robust growth in producer and service fee revenues (all organic), accounting for 17% of the growth, offset by decrease proprietary production revenues (all organic), offsetting 11% of the growth, a decrease in consumer products represented revenues (all organic), offsetting 3% of the growth, and a decline in DHX Television revenue (all organic), offsetting 2% of the growth. A detailed review of each source of revenue is included below.

The Company's Proprietary Content Business is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other. As a result of the adoption of the amendment to IAS 38, on July 1, 2016 pursuant to which the Company now amortizes its investments in proprietary film and television programs on a declining balance basis, the Company now groups Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Proprietary content revenues: The Company's proprietary content revenue for Six Months 2018 was up 109% to $147.49 million from $70.51 million (49% organic, 51% acquisitive) for Six Months 2017, driven by a combination of the acquisition of Peanuts and SSC and strong growth in both traditional distribution and WildBrain revenues, offset by lower proprietary production revenues. The Company is pleased to report that, in addition to the production service revenues noted separately below, proprietary content revenues include distribution revenue and consumer products royalties totaling $9.86 million earned pursuant to the Company's strategic pacts with Mattel during Six Months 2018.

Proprietary production revenues: Proprietary production revenues for Six Months 2018 were $11.16 million (all organic), a decrease of 47% compared to $21.18 million for Six Months 2017. For Six Months 2018, the Company added 63.0 proprietary half-hours to the library, down 28% from 88.0 half-hours for Six Months 2017. For the Six Months 2018, the Company also added 22.0 half-hours of third party produced titles with distribution rights (Six Months 2017-50.0 half-hours). Third party produced titles with distribution rights are largely a result of the operational synergies associated with owning DHX Television and the Company is now generating meaningful distribution revenues from several of these third party produced titles with distribution rights. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on distribution rights for third party produced titles) and dollar value subtotals per category for Six Months 2018 and Six Months 2017 was as follows:

		Six Months 2018		Six Months 2017
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Chuck's Choice	I		—		5
Cloudy With a Chance of Meatballs: The Series	I		6		2
Cloudy With a Chance of Meatballs: The Series	II		8		—
Degrassi	XVI		—		20
Hank Zipzer's Christmas Catastrophe	Movie		—		3
Inspector Gadget	II		—		10
Kate & Mim-Mim	II		—		11
Make It Pop	Special		—		2
Massive Monster Mayhem	I		14		—
Space Ranger Roger	I		—		10
Supernoobs	II		23		—
Teletubbies	I		—		15
Subtotals		$7.65	51	$18.99	78

Third Party Produced Titles with Distribution Rights
Bajillionaires			1		—
Dark Haven High			1		—
Fangbone			—		12
Ghost Patrol			—		2
Kuu Kuu Harajuku			16		8
Rainbow Ruby			—		12
We are Savvy			—		16
The Zoo			4		—
Subtotals			22		50

Total Children's and Family		$7.65	73	$18.99	128

Comedy:

Proprietary
This Hour Has 22 Minutes	XXIV		—		10
This Hour Has 22 Minutes	XXV		12		—
Subtotals		$3.51	12	$2.19	10

Total Comedy		$3.51	12	$2.19	10

Total Proprietary		$11.16	63	$21.18	88
Total Third Party Produced Titles with Distribution Rights		—	22	—	50
		$11.16	85	$21.18	138

Distribution and WildBrain revenues: Management is pleased to report that for Six Months 2018, total distribution revenues were $57.40 million (90% organic, 10% acquisitive), up 55% from $37.09 million for Six Months 2017, driven by strong growth in both WildBrain and traditional distribution, as well as total acquisitive revenues from Peanuts, Kiddyzuzaa, and Ellie Sparkles of $5.81 million. Management is pleased to report that revenues from WildBrain were $28.53 million (94% organic, 6% acquisitive) for Six Months 2018, reflecting an increase of 86% versus Six Months 2017 of $15.34 million. At $28.87 million (86% organic, 14% acquisitive) for Six Months 2018, distribution revenues excluding WildBrain were up 33% from $21.75 million for Six Months 2017, reflecting organic growth of 14%, driven by the robust content environment and the continued strong demand for content from competing SVOD services. For Six Months 2018, the Company closed significant deals, among others previously announced, as follows: Skyvision, Hulu, Disney, Viacom, Google, AB Svensk Filmindustries, Netflix, France Television, and Rai Cinema.

Consumer products-owned revenues (including live tour revenue, music and digital royalties): For Six Months 2018, the consumer products-owned revenues were $78.93 million (11% organic, 89% acquisitive), up 545% as compared to $12.24 million for Six Months 2017, a direct result of the acquisition of the Peanuts and SSC. Management is happy to report that both Peanuts and Strawberry Shortcake have performed in-line with our expectations, accounting for the acquisitive growth in consumer products owned revenues. For Six Months 2018, the Company recognized live tour revenues of $0.20 million versus $4.55 million for Six Months 2017, accounting for the declines in organic consumer products-owned revenues.

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Producer and service fee revenues: For Six Months 2018, the Company earned $35.63 million (all organic) of producer and service fee revenues, an increase of 71% versus the $20.84 million from Six Months 2017, as the acceleration of a number of key production service projects continued in Six Months 2018, including, amongst other projects, My Little Pony, Rocky and Bullwinkle, and Carmen Sandiego. Also included are producer and service fee revenues of $7.67 million related to the Company's strategic pacts with Mattel, including Bob the Builder, Fireman Sam, Little People, and Polly Pocket, from which, while carrying lower percentage gross margins, as noted in the Six Months 2018 "Proprietary Content Revenues" section of this MD&A, the Company is now generating significant distribution revenues and consumer products royalties from these strategic pacts and expects to continue doing so for years into the future.

Television revenues: For Six Months 2018, television revenues were $28.32 million compared to $30.83 million for Six Months 2017, a decrease of 8%. Approximately 92% or $25.93 million (Six Months 2017-$27.47 million) of the television revenues were subscriber revenues, while advertising, promotion and digital revenues accounted for a combined 8% or $2.40 million (Six Months 2017-$3.36 million) of DHX Television revenues. The decline in the subscriber revenues of 6% was in line with Management's expectations. Management is continuing its efforts to gain momentum in advertising revenues.

Consumer products-represented revenues: For Six Months 2018, consumer products-represented revenues were down $1.43 million, or 14%, to $9.11 million (all organic) compared to Six Months 2017 at $10.54 million, as revenues from Despicable Me and Minions, which benefited Six Months 2017, have fallen off. When considering the expected declines from Despicable Me and Minions, Management was generally pleased with the performance of its portfolio of represented brands, including Sesame Street, Dora the Explorer, and Hatchimals in certain territories. Management remains optimistic about the future prospects for, and operating leverage provided by CPLG, as Management has already begun to convert third party agencies for Peanuts and Strawberry Shortcake, having announced the immediate conversion of Peanuts in the Middle East and the pending conversions of Peanuts in the UK and France effective January 1, 2018.

Gross Margin

The Company groups proprietary production, distribution (including WildBrain), and consumer products-owned into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Gross margin for Six Months 2018 was $96.92 million, an increase in absolute dollars of $23.72 million or 32% compared to $73.20 million for Six Months 2017. The overall percentage gross margin was down for Six Months 2018 at 44% of revenue compared to 55% of revenue for Six Months 2017 as the acquisition of Peanuts and SSC has altered the composition of the Company's gross margin. At 43% for Six Months 2018, proprietary content gross margins as a percentage of revenue were down from 50% in Six Months 2017, primarily a result of three factors: i) the impact of the acquisition of Peanuts and SSC, which carries a lower percentage gross margin as the result of the revenue based talent fee payable to the estate of Charles M. Schulz, ii) higher than normal third party traditional distribution revenues, which have now reverted to historical levels and carry a lower percentage gross margin, iii) the continued strong growth of third party revenues in WildBrain, which also carry a lower percentage gross margin and are expected to continue to comprise an increasing portion of WildBrain's revenue growth. Producer and service margins for Six Months 2018 were 20%, compared to 41% for Six Months 2017, as Management continued to direct studio capacity towards its Mattel strategic pact projects, which have a lower percentage gross margins, but carry with them, as noted above, significant distribution and consumer products rights. At 61%, gross margins for DHX Television were largely consistent with Six Months 2017 gross margins at 62% as Management has continued to utilize its large library. Gross margin for Six Months 2018, was calculated as revenues of $220.56 million, less direct production costs and expense of investment in film & television programs of $123.65 million (Six Months 2017-$132.72 million less $59.52 million).

For Six Months 2018, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $63.13 million or 43%, net producer and service fee revenue margin of $7.30 million or 20%, television margin was $17.37 million or 61%, and consumer products-represented revenue margin was $9.11 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Six Months 2018 were up 9% at $40.54 million compared to $37.28 million for Six Months 2017. For Six Months 2018, SG&A also includes $2.21 million in non-cash share-based compensation, down 24% from $2.89 million for Six Months 2017. When adjusted, cash SG&A at $38.33 million, was up 11% from $34.39 million for Six Months 2017, a direct result of the additional SG&A costs from the acquisition of Peanuts and SSC. As previously communicated, Management is in the process of reviewing and reducing SG&A expenses across the Company and expects quarterly cash SG&A to decline throughout Fiscal 2018, while still continuing to drive growth in WildBrain and ensuring a smooth integration of Peanuts and SSC.

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Amortization and Expense of Acquired Libraries

For Six Months 2018, total amortization was up 42% to $19.49 million (Six Months 2017-$13.71 million). For Six Months 2018, amortization of P&E was $3.68 million compared with $2.26 million for Six Months 2017 as the Company is now amortizing its new Vancouver animation studio, which was completed in mid Fiscal 2017. For Six Months 2018, amortization of intangible assets was up 44% to $8.12 million compared to $5.62 million for Six Months 2017, primarily a result of the additional amortization as a result of the acquisition of Peanuts and SSC. At $7.69 million, amortization of acquired and library content for Six Months 2018 increased 32% versus $5.83 million for Six Months 2017, again the result of the acquisition of Peanuts and SSC.

Development Expenses and Other Charges

During Six Months 2018, the Company incurred $3.96 million of development integration and other expenses (Six Months 2017-$1.47 million), which was made up of $2.89 million in severance and other integration costs, $0.98 million in costs related to the activities of the Company's Special Committee, $0.09 million for development write-downs, and $nil related to the previously disclosed rebranding of DHX Television channels (Six Months 2017-$0.82 million, $nil, $nil, and $0.66 million, respectively).

Write-down of Certain Investments in Film and Television Programs and Acquired and Library Content

During Six Months 2018, there was $1.05 million recorded for write-down of certain investments in film and television programs and acquired and library content (Six Months 2017-$0.45 million).

Finance Income (Expense)

For Six Months 2018, the Company recorded net finance expense of $6.80 million versus $10.50 million net finance expense for Six Months 2017. Six Months 2018 net finance expense consists of $23.33 million for interest on long-term debt and capital leases (Six Months 2017-$9.15 million), $0.34 million for finance and bank charges, including interest on the Company's revolving line of credit (Six Months 2017-$0.08 million), amortization of the debt premium on the Senior Unsecured Notes of $nil (Six Months 2017-$0.07 million), accretion of the tangible benefit obligation of $0.27 million (Six Months 2017-$0.40 million), accretion of the Senior Unsecured Convertible Debentures of $0.83 million (Six Months 2017-$nil), offset by an unrealized gain on the change in the fair value of embedded derivatives on long-term debt of $7.40 million (Six Months 2017-$2.10 million), a foreign exchange gain of $10.43 million (Six Months 2017-$3.20 million foreign exchange loss), and interest income of $0.14 million (Six Months 2017-$0.30 million).

Adjusted EBITDA Attributable to DHX Media

For Six Months 2018, Adjusted EBITDA attributable to DHX Media was $54.80 million, up $15.99 million or 41% over $38.81 million for Six Months 2017. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

Income Taxes

Income tax for Six Months 2018 was an expense of $6.27 million (Six Months 2017-$2.67 million tax expense) made up of $3.36 million expense (Six Months 2017-$3.04 million expense) for current income tax and a deferred income tax expense of $2.91 million (Six Months 2017-$0.37 million recovery).

Net Income (Loss) and Comprehensive Income (Loss)

For Six Months 2018 net income attributable to DHX Media was $15.56 million ($0.12 basic and diluted loss per share), compared to net income of $7.13 million ($0.05 basic and diluted income per share) for Six Months 2017, an increase of $8.43 million, a result of, amongst other items, the acquisition of Peanuts and SSC, increased interest costs as a result of higher long-term debt levels, a significant unrealized gain on the change in the estimated fair value of the embedded derivatives on the Senior Unsecured Convertible Debentures and an unrealized foreign exchange gain, primarily driven by the impact of foreign exchange fluctuations on the Company's $US dollar denominated long-term debt. For Six Months 2018, Adjusted Net Income was $18.33 million, or $0.14 adjusted basic and adjusted diluted earnings per share, adjusted for identified charges totaling $2.77 million (net of $1.12 million tax effect). Adjusted Net Income is up 125% as compared to $8.16 million for Six Months 2017 adjusted for identified charges of $1.03 million (net of $0.44 million tax effect) or $0.06 adjusted basic and diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A for the definitions of Adjusted Net Income, Basic Adjusted Net Income Per Common Share, and Diluted Adjusted Net Income Per Common Share, as well as the detailed calculation of Adjusted Net Income.

Comprehensive income for Six Months 2018 was $11.22 million, compared to comprehensive income of $8.08 million for Six Months 2017, or an increase of $3.14 million in absolute dollars.

10

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended December 31, 2017. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2017 and 2016 as filed on www.sedar.com, DHX’s website at www.dhxmedia.com, and on EDGAR at www.sec.gov/edgar.shtml, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2018[1]		Fiscal 2017[1]				Fiscal 2016[1]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(All numbers are in thousands	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
except per share data)	$	$	$	$	$	$	$	$

Revenue	121,941	98,621	87,647	78,348	78,883	53,834	75,332	84,095

Gross Margin[2]	53,946	42,971	40,204	42,194	42,017	31,184	43,966	50,512

Adjusted EBITDA2, 3, & 5	32,012	22,788	23,671	24,853	23,979	14,831	24,822	32,736

Net Income (Loss)4 & 5	7,411	8,148	(18,312)	7,551	5,755	1,372	(1,746)	10,219

Adjusted Net Income2, 3, & 5	9,072	9,258	4,712	8,597	6,347	1,810	489	11,384

Comprehensive Income (Loss)	7,481	3,739	(14,175)	1,150	5,353	2,728	(4,329)	6,896

Weighted average common shares outstanding (expressed in thousands)
Basic	134,481	134,407	134,231	134,162	134,068	133,788	130,685	125,218
Diluted	134,893	135,197	134,231	135,207	135,170	134,730	130,685	126,218
Diluted for Adjusted Net Income2 & 4	134,893	135,197	134,921	135,207	135,170	134,730	131,598	126,218

Basic Earnings (Loss) Per Common Share	0.06	0.06	(0.14)	0.06	0.04	0.01	(0.01)	0.08
Diluted Earnings (Loss) Per Common Share	0.05	0.06	(0.14)	0.06	0.04	0.01	(0.01)	0.08
Adjusted Basic Earnings Per Common Share[4]	0.07	0.07	0.04	0.06	0.05	0.01	0.00	0.09
Adjusted Diluted Earnings Per Common Share[4]	0.07	0.07	0.03	0.06	0.05	0.01	0.00	0.09

1The financial information for Q2 2018 includes the full results for all the Company's operations. The financial information for Q1 2018 includes the full results for all of the Company's operations, including Peanuts and SSC, except Ellie Sparkles, which was owned for 16 days. The financial information for Q4 2017 includes the full results for all of the Company's operations except Peanuts and SSC and Ellie Sparkles. The financial information for Q3 2017 includes the full results for all operations of the Company's operations except Peanuts and SSC, Ellie Sparkles, and includes only 29 days of Kiddyzuzaa. The financial information for Q2 2017, Q1 2017, Q4 2016, and Q3 2016 includes the full results for all of the Company’s operations but does not include any results of operations from the acquisition of Peanuts and SSC, Ellie Sparkles, and Kiddyzuzaa.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3Adjusted EBITDA and Adjusted Net Income are calculated as outlined in the “Use of Non-GAAP Financial Measures”, and a detailed calculation of each is included in the “Reconciliation of Historical Results to Adjusted EBITDA” and "Reconciliation of Historical Results to Adjusted Net Income" sections, respectively, of this MD&A as Management believes these figures to be a more meaningful indicator of operating performance.

4Basic adjusted and diluted adjusted earnings per share has been calculated by dividing Adjusted Net Income by the number of weighted average basic and diluted common shares outstanding for each quarter. Adjusted Net Income is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted Net Income” sections of this MD&A as Management believes the adjusted figures to be a more meaningful indicator of operating performance.

5Adjusted EBITDA, Net Income (Loss), and Adjusted Net Income in the table above reflect only the portions attributable to the Shareholders of the Company (they exclude non-controlling interest).

11

Results for the three months ended December 31, 2017 (“Q2 2018”) compared to the three months ended December 31, 2016 (“Q2 2017”)

Revenues

Revenues for Q2 2018 were $121.94 million (68% organic, 32% acquisitive), up 55% from $78.87 million for Q2 2017. The increase for Q2 2018, was due to strong growth in total distribution revenue (including WildBrain) (89% organic, 11% acquisitive), accounting for 27% of the growth, higher consumer products-owned revenues (16% organic, 84% acquisitive), accounting for 80% of the growth, robust growth in producer and service fee revenues (all organic), accounting for 18% of the growth, offset by decrease proprietary production revenues (all organic), offsetting 21% of the growth, a decrease in consumer products represented revenues (all organic), offsetting 1% of the growth, and a decline in DHX Television revenue (all organic), offsetting 3% of the growth.

The Company's Proprietary Content Business is comprised of Proprietary Production, Distribution (including WildBrain), and Consumer Products-Owned (including Digital). As a result of the adoption of the amendment to IAS 38, on July 1, 2016, pursuant to which the Company now amortizes its investments in film and television programs on a declining balance basis. The Company now groups Proprietary Production, Distribution (including WildBrain), and Consumer Products-Owned (including Digital) into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Proprietary content revenues: The Company's proprietary content revenues for Q2 2018 were up 77% to $85.61 million (54% organic, 46% acquisitive) from $48.43 million for Q2 2017. The Company is pleased to report that, in addition to the Mattel production service revenues noted below, proprietary content revenues include distribution revenue and consumer products royalties totaling $7.12 million earned pursuant to the Company's strategic pacts with Mattel during Q2 2018. A detailed review of each source of revenue is included below.

Proprietary production revenues: Proprietary production revenues for Q2 2018 were $8.64 million (all organic), a decrease of 51% compared to $17.68 million for Q2 2017. For Q2 2018, the Company added 52.0 proprietary half-hours to the library, down 2% versus 53.0 proprietary half-hours for Q2 2017. As noted in Q1 2018, the Company had expected to deliver 13 half-hour episodes of Supernoobs Season 2 during Q1 2018, but delivery was delayed; the Company is pleased to report that all of these episodes, and an additional 10 episodes of Supernoobs Season 2 were delivered in Q2 2018. For Q2 2018, the Company added 10.0 half-hours of third party produced titles with distribution rights (Q2 2017 - 23.0 half-hours), a decline of 57%. Third party produced titles with distribution rights are an example of the operational synergies associated with owning DHX Television; a number of such titles are now generating meaningful distribution revenues for the Company. See delivery chart below for further details.

12

The breakdown for content library deliveries (including proprietary deliveries and deliveries on Distribution rights for third party produced titles) and dollar value subtotals per category for Q2 2018 and Q2 2017 was as follows:

		Q2 2018		Q2 2017
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Chuck's Choice	I				5
Cloudy With a Chance of Meatballs: The Series	II		8		—
Cloudy With a Chance of Meatballs: The Series	I		—		1
Degrassi	XVI		—		20
Hank Zipzer's Christmas Catastrophe	Movie		—		3
Inspector Gadget	II		—		8
Kate & Mim-Mim	II		—		4
Massive Monster Mayhem	I		10		—
Space Ranger Roger	I		—		2
Supernoobs	II		23		—

Subtotals		$5.42	41	$15.49	43

Third Party Produced Titles with Distribution Rights
Bajillionaires			1		—
Fangbone			—		7
Kuu Kuu Harajuku			9		—
Rainbow Ruby			—		6
We are Savvy			—		8
The Zoo					—
Subtotals			10		23

Total Children's and Family		$5.42	51	$15.49	66

Comedy:

Proprietary
This Hour Has 22 Minutes	XXIV		—		10
This Hour Has 22 Minutes	XXV		11		—
Total Comedy		$3.22	11	$2.19	10

Total Proprietary		$8.64	52	$17.68	53
Total Third Party Produced Titles with Distribution Rights		—	10	—	23
		$8.64	62	$17.68	76

Distribution and WildBrain revenues: Management is pleased to report that for Q2 2018, total distribution revenues were $34.25 million (89% organic, 11% acquisitive), up 53% from $22.41 million for Q2 2017. Traditional distribution revenues (excluding WildBrain) for Q2 2018 were $16.61 million (86% organic, 14% acquisitive) compared to $12.97 million for Q2 2017, an increase of 28%, driven by the acquisitive revenue growth from Peanuts and organic revenue growth of 10%. Management is happy to report that revenues from WildBrain for Q2 2018 were $17.64 million (92% organic, 8% acquisitive), up 87% compared to $9.44 million for Q2 2017. The strong growth in both traditional distribution and WildBrain revenues is indicative of the continued strong global demand for content. For Q2 2018, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with Disney, Viacom, Google, AB Svensk Filmindustries, France Television, and Rai Cinema.

Consumer products-owned revenues (including live tour revenue, music and digital royalties): For Q2 2018, the consumer products-owned revenues were $42.72 million (16% organic, 84% acquisitive), up 412% as compared to $8.34 million for Q2 2017. Excluding the acquisitive impact of Peanuts and SSC, consumer products-owned revenues were $6.75 million, down $1.59 million or 19% from $8.34 million in Q2 2017 , the decrease was driven entirely by the absence of lower margin live tour revenues in Q2 2018, compared to $3.90 million in live tour revenues for Q2 2017, and was offset by strong consumer products revenue royalties earned pursuant to the Company's strategic pacts with Mattel, as noted in the Q2 2018 "Proprietary Content Revenues" section of this MD&A. Excluding acquisitive growth and live tour revenues, consumer product-owned revenues were $6.75 million compared to $4.44 million for Q2 2017, an increase of $2.31 million or 52%

13

Producer and service fee revenues: For Q2 2018, the Company earned $18.00 million (all organic) of producer and service fee revenues, an increase of 73% versus the $10.42 million from Q2 2017, as the Company continued to advance a number of key service projects. As discussed in the Six Months 2018 section of this MD&A, included in producer and service fee revenues are revenues of $3.09 million related to the Company's strategic pacts with Mattel which, while carrying lower production service gross margins, are now generating significant distribution and consumer products revenues. The strong growth in producer and service fee revenues is a reflection of both the continued robust global demand for animated content and the quality and production being delivered by both our Vancouver and Halifax animation studios.

Television revenues: For Q2 2018, DHX Television revenues were down 8% to $14.24 million (all organic) from $15.39 million from Q2 2017. At $12.85 million for Q2 2018, subscriber revenues were down 5% from $13.53 million from Q2 2017, a combination of lower total subscribers and slightly lower average subscriber rates, consistent with Management's expectations. Management is reviewing its plan for advertising on the channels, including considering strategic partnerships to create a pathway for growth. In Q2 2018, 90% of the television revenues were subscriber revenues.

Consumer products-represented revenues: For Q2 2018, consumer products-represented revenues were down $0.54 million, or 12%, to $4.10 million (all organic) compared to Q2 2017 at $4.64 million, as revenues from Despicable Me and Minions, which had a slightly positive impact Q2 2017, have now fallen off. When considering the expected declines from Despicable Me and Minions, Management was generally pleased with the performance of its portfolio of represented brands, including Sesame Street, Dora the Explorer, and Hatchimals in certain territories.

Gross Margin

The Company groups proprietary production, distribution (including WildBrain), and consumer products-owned into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Gross margin for Q2 2018 was $53.95 million, an increase in absolute dollars of $11.93 million or 28% compared to $42.02 million for Q2 2017. As expected, overall percentage gross margin was down for Q2 2018 at 44% of revenue compared to 53% of revenue for Q2 2017 as the acquisition of Peanuts and SSC has altered the composition of the Company's gross margin. At 44% for Q2 2018, proprietary content gross margins as a percentage of revenue were down from 49% in Q2 2017, primarily a result of: i) the impact of the acquisition of Peanuts and SSC, which carries a lower percentage gross margin as the result of a revenue based talent fee payable to the estate of Charles M. Schulz, and ii) the continued strong growth of third party revenues in WildBrain, which carry a lower percentage gross margin. Producer and service margins for Q2 2018 were 18%, compared to 40% for Q2 2017, as Management continued to direct studio capacity towards its Mattel partnership projects, which while having lower percentage gross margins, carry with them the previously discussed distribution and consumer products rights. At 61%, gross margins for DHX Television, were largely consistent with Q2 2017 gross margins at 61% as Management has continued to utilize its large, diverse library. Gross margin for Q2 2018, was calculated as revenues of $121.94 million, less direct production costs and expense of investment in film & television programs of $68.00 million (Q2 2017-$78.88 million less $36.87 million).

For Q2 2018, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $37.90 million or 44%, net producer and service fee revenue margin of $3.16 million or 18%, television margin was $8.74 million or 61%, and consumer products-represented revenue margin was $4.15 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Q2 2018 increased 5% to $20.72 million compared to $19.64 million for Q2 2017. SG&A includes $1.02 million (Q2 2017-$1.60 million) in non-cash share-based compensation. When adjusted, cash SG&A at $19.70 million increased 9% as compared to $18.04 million for Q2 2017, a result of the additional SG&A related to the acquisition of Peanuts and SSC, offset by the impact of Management's previously announced cost reduction initiatives. Management expects quarterly cash SG&A to decline throughout Fiscal 2018, while still continuing to drive growth in WildBrain and ensuring a smooth integration of Peanuts and SSC.

Amortization

For Q2 2018, amortization was up 47% to $9.68 million (Q2 2017-$6.59 million). For Q2 2018, amortization of P&E was $1.89 million compared with $1.27 million for Q2 2017, the increase a result of the completion of the new Vancouver animation studio. Amortization of intangible assets was up 44% to $4.01 million versus $2.79 million for Q2 2017, a result of the additional amortization from the acquisition of Peanuts and SSC. Amortization of acquired and library content for Q2 2018 was $3.79 million, compared to $2.53 million for Q2 2017, again the additional amortization is a result of the acquisition of Peanuts and SSC.

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Development, Severance, and Other Charges

During Q2 2018, there was $2.37 million recorded for development expenses and other charges (Q2 2017-$0.85 million) comprised of $1.54 million in severance and integration costs (Q2 2017-$0.71 million), $0.98 million in costs related to the activities of the Company's Special Committee (Q2 2017-$nil), and ($0.15 million) development write-downs (the negative balance is the result of a reclassification) (Q2 2017-$nil), and $nil associated with the rebranding of DHX Television (Q2 2017-$0.14 million).

Write-down of Certain Investments in Film and Television Programs and Acquired and Library Content

During Q2 2018, there was $1.05 million recorded for the write-down of certain investments in film and television programs and acquired and library content (Q2 2017-$0.45 million).

Finance Income (Expense)

For Q2 2018, the Company recorded net finance expense of $6.56 million versus $6.70 million net finance expense for Q2 2017. Q2 2018 net finance expense consists of $11.95 million for interest costs on long-term debt and capital leases (Q2 2017-$4.71 million) as a result of higher debt levels in Q2 2018, $0.24 million for finance and bank charges including interest on the revolving line of credit (Q2 2017-$0.05 million), accretion on the tangible benefit obligation of $0.14 million (Q2 2017-$0.21 million), accretion of the Senior Unsecured Convertible Debentures of $0.83 million (Q2 2017-$nil), amortization of debt premiums of $nil (Q2 2017-$0.01 million), a net foreign exchange loss of $0.86 million primarily driven by the impact of foreign exchange fluctuations on the Company's $US dollar denominated long-term debt (Q2 2017-a loss of $2.17 million), offset by interest income of $0.06 million (Q2 2017-$0.12 million) and a gain on the change in fair value of the embedded derivatives on long-term debt of $7.40 million (Q2 2017-$0.33 million).

Adjusted EBITDA Attributable to DHX Media

For Q2 2018, Adjusted EBITDA attributable to DHX Media was $32.01 million, up $8.03 million or 34% over $23.98 million for Q2 2017. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q2 2018 was an expense of $4.32 million (Q2 2017-$2.04 million tax expense) made up of $2.64 million expense (Q2 2017-$2.50 million expense) for current income tax and deferred income tax expense of $1.68 million (Q2 2017-$0.46 million recovery).

Net Income and Comprehensive Income

For Q2 2018 net income attributable to DHX Media was $7.41 million ($0.06 basic and $0.05 diluted earnings per share), compared to net income of $5.76 million ($0.04 basic and diluted earnings per share) for Q2 2017, or an increase of $1.65 million. For Q2 2018, Adjusted Net Income was $9.07 million or $0.07 adjusted basic and adjusted diluted earnings per share, adjusted for identified charges of $1.66 million (net of $0.64 million tax effect), as compared to $6.35 million for Q2 2017 adjusted for identified charges of $0.59 million (net of $0.25 million tax effect) or $0.05 adjusted basic and adjusted diluted earnings per share. Both net income attributable to DHX Media and Adjusted Net Income were impacted by a non-cash, unrealized gain of $7.40 million ($6.29 million after tax) related to the change in the estimated fair value of the embedded derivatives on the Senior Unsecured Convertible Debentures. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A for the definitions of Adjusted Net Income, Basic Adjusted Net Income Per Common Share, and Diluted Adjusted Net Income Per Common Share, as well as the detailed calculation of Adjusted Net Income.

Comprehensive income for Q2 2018 was $7.48 million, compared to comprehensive income of $5.35 million for Q2 2017, an increase of $2.13 million.

15

Liquidity and Capital Resources	December 31	June 30,
	2017	2017
	$	$

Key Balance Sheet Amounts and Ratios:
Cash and cash equivalents	43,874	62,143
Long-term assets	975,970	1,009,380
Working capital(1)	199,208	186,911
Long-term and other liabilities	752,529	780,438
Working capital ratio (2)	1.65	1.33

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	(1,090)	(2,477)	(12,402)	(7,491)
Financing activities	(2,363)	(4,167)	8,137	(4,322)
Investing activities	(4,902)	(6,575)	(13,187)	(10,651)
Effect of foreign exchange rate changes on cash	213	66	(817)	228
Net cash inflows (outflows)	(8,142)	(13,153)	(18,269)	(22,236)

Free Cash Flow (3)	5,850	(10,669)	(26,578)	(5,964)

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Working capital ratio is current assets divided by current liabilities.
(3)	See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Free Cash Flow, calculated as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cash flow used in operations	(1,090)	(2,477)	(12,402)	(7,491)
Add: Net investment in film and television programs	(515)	2,189	1,865	20,884
Less: Amortization of acquired and library content	(3,791)	(2,526)	(7,690)	(5,827)
Net change in interim production financing	12,735	(1,280)	(2,805)	(2,879)
Less: Acquisition of property and equipment and intangible assets	(1,489)	(6,575)	(5,546)	(10,651)
Free Cash Flow	5,850	(10,669)	(26,578)	(5,964)

The Company’s Free Cash Flow for the six months ended December 31, 2017 has been materially impacted by a number of items, including the following:

Acquisition of Peanuts and SSC

•	payment of early termination penalties pursuant to the redemption of the Company’s Senior Unsecured Notes on July 11, 2017 of $13.46 million, which were recorded in accounts payable at June 30, 2017;

•	payment of $10.89 million (Q2 2018-$5.78 million, Q1 2108-$5.11 million) in acquisition and debt issue costs associated with the acquisition of Peanuts and SSC, which were recorded in accounts payable at June 30, 2017; and

16

Strategic Pact with Mattel

•	payment of $16.38 million pursuant to and to fund the productions resulting from the Company's strategic pacts with Mattel (see section entitled "DHX Media/Mattel Strategic Pact" of this MD&A), which were recorded in accounts payable at June 30, 2017.

In addition, during the six months ended December 31, 2017, the Company collected $21.77 million in film tax credits.

Changes in Cash

Cash at December 31, 2017 was $43.87 million, as compared to $62.14 million at June 30, 2017.

For six months ended December 31, 2017, cash flows used by operating activities were $12.40 million. Cash flows from operating activities were impacted by net income of $15.56 million and adding back non-cash items of amortization of P&E, intangible assets, acquired and library content, finance fee expenses, tangible benefit related accretion expense, share-based compensation, non-controlling interest, accretion on the Senior Unsecured Convertible Debentures, write-down of acquired and library content, and deferred income tax expense, of $3.68 million, $8.12 million, $7.69 million, $2.56 million, $0.27 million, $2.21 million, $3.25 million, $0.83 million, $1.05 million, and $2.91 million, respectively. Cash flows used in operating activities were $11.40 million for an unrealized foreign exchange gain, an unrealized gain of $7.40 million on embedded derivatives on long-term debt, a $39.87 million net change in non-cash working capital balances related to operations, and a $1.87 million net change in investment in film and television programs.

The cash flow from operations from the six months ended December 31, 2017 has also been impacted by the Company continuing with its production slate at a time when demand for content is robust, specifically, the Company’s productions in progress was $32.56 million at December 31, 2017 (refer to note 6 of the Company’s unaudited interim condensed consolidated financial statements for the period ended December 31, 2017), and includes projects such as Cloudy with a Chance of Meatballs, Massive Monster Mayhem, Creeped Out, Chip and Potato, and the projects in progress related to the Company’s strategic pact with Mattel, including Bob the Builder, Fireman Sam, Polly Pocket, and Little People. Productions in progress, are investments in productions in progress, but not yet delivered. The majority of these productions are expected to be delivered during the remainder of Fiscal 2018 and Fiscal 2019.

The Company expects to continue to benefit from its advantageous proprietary production funding model, but the production of content requires capital. Typically, approximately 60 - 80% of proprietary production revenue is collected within 12 months of delivery. The majority of proprietary production costs are incurred during production, while cost reductions (i.e. government assistance) are received within 6 - 18 months of delivery, accordingly, proprietary production requires working capital. A description of the Company’s advantageous proprietary production funding model is further described in the Company’s Annual Information Form for the year ended June 30, 2017.

For six months ended December 31, 2017, cash flows provided by financing activities were $8.14 million. Cash flows used in financing activities were dividends paid of $5.08 million, net repayments of interim production financing of $2.81 million, distributions paid to non-controlling interests of $5.96 million, payment of debt issue costs of $0.42 million, and repayments on long term debt of $230.52 million. Cash flows from financing activities were provided by employee share purchase plan and options proceeds of $0.22 million, decrease in cash held in trust of $239.88 million, and proceeds from bank indebtedness of $12.82 million.

For six months ended December 31, 2017, cash flows used in investing activities were $7.64 million for business acquisitions, which represents the acquisition of Ellie Sparkles and the final payment for Peanuts and SSC, $1.48 million for acquisitions of P&E, and $4.07 million for acquisition of and cost of generating intangible assets, primarily comprised of required payments pursuant to the Company's strategic pacts with Mattel, totaling $13.19 million.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Based on the Company’s current revenue expectations for Fiscal 2018, which are based on contracted and expected production, distribution, consumer products, broadcasting, and other revenue, the Company believes cash generated from operations will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital totalling $199.21 million is sufficient to execute its current and future business plans.

17

Contractual Obligations5

As of December 31, 2017

Payments Due by Period	Total	Remainder of Fiscal 2018	Fiscal 2019- 2020	Fiscal 2021- 2022	After Fiscal 2022
(All amounts are in thousands)	$	$	$	$	$

Bank indebtedness	12,817	12,817	—	—	—
Capital lease for equipment (principal and interest)(1)	12,934	2,368	4,989	2,725	2,852
Other long-term liabilities (not discounted)(2)	12,568	—	10,095	2,473	—
Long-term debt payments (principal and interest) (3)	973,500	23,433	93,582	92,263	764,222
Operating leases (4)	59,492	4,873	17,663	13,153	23,803

Total Contractual Obligations	1,071,311	43,491	126,329	110,614	790,877

(1)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from January 2018 to March 2021. Principal balances are included in note 8 to the unaudited interim condensed consolidated financial statements for the six months ended December 31, 2017.
(2)	Other liabilities include the tangible benefit obligation, other contractual liabilities, excluding the current portion which is included in accounts payable and accrued liabilities and excluding deferred lease inducements.
(3)	See note 8 to the unaudited interim condensed consolidated financial statements for six months ended December 31, 2017 for details.
(4)	Pursuant to operating leases. See note 14 to the unaudited interim condensed consolidated financial statements for the six months ended December 31, 2017 for details.
(5)	In addition to the totals above, the Company has interim production financing owing in the amount of $98.42 million (see note 8 to the unaudited interim condensed consolidated financial statements for the six months ended December 31, 2017 for further details). The Company also has entered into various contracts to buy broadcast rights with future commitments totaling $17.63 million.

Recent Transactions

Acquisition of Peanuts and Strawberry Shortcake and Refinancing Activities

On June 30, 2017 (“Peanuts and SSC Effective Date”), the Company acquired all of the entertainment division of Iconix Brand Group, Inc. (previously defined as “Peanuts and SSC”), which includes an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for consideration of US$349,132 ($453,070), consisting of US$345,000 ($447,707) paid at closing for the purchase price and a working capital adjustment of US$4,132 ($5,363), of which US$1,503 ($1,950) was paid at closing, and US$2,629 ($3,413) of which was paid during the six months ended December 31, 2017. Specifically, the acquisition of Peanuts and SSC consisted of two Membership Interest Purchase Agreements, which provided for the acquisition of an 80% interest in Peanuts Holdings LLC (including all subsidiaries), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest in IBGSCREEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The acquisition of Peanuts and SSC was funded in conjunction with a refinancing (the “Refinancing”) of all the Company’s existing senior secured credit facilities (the "Former Senior Secured Credit Facilities") and existing senior unsecured notes (the "Senior Unsecured Notes"). The Company also entered into a new senior secured credit agreement (the "Senior Secured Credit Agreement") and completed an offering (the "Offering") of subscription receipts (the "Subscription Receipts"), which commensurate with the closing of the acquisition of Peanuts and SSC on June 30, 2017 were automatically converted into special warrants (the "Special Warrants"), which were automatically exercised, for no additional consideration, into senior unsecured convertible debentures (the "Senior Unsecured Convertible Debentures") effective October 1, 2017. The remaining 20% interest in Peanuts Holdings LLC (including all subsidiaries) will continue to be held by members of the family of Charles M. Schulz. In addition to its 20% interest in Peanuts Holdings LLC (including all subsidiaries), the family of Charles M. Schulz is also entitled to receive an additional fee based on the revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts Holding LLC.

The Company believes that it will be able to further develop the Peanuts and Strawberry Shortcake properties in new ways, and that its consumer products business will benefit from the considerably increased size and scale of the combined consumer products and licensing businesses and that it will realize significant synergies through the engagement of the Company’s CPLG business, which manages copyrights, licensing and brands.

The Company’s unaudited condensed interim financial statements for the period-ended December 31, 2017 contain the Company’s preliminary purchase price allocation, which has not been finalized, and remains open. The Company will finalize the purchase price allocation when its valuation of the assets acquired and liabilities assumed is completed.

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As noted above, effective June 30, 2017 and commensurate with the closing of the Company’s acquisition of Peanuts and SSC, the Company entered into the Senior Secured Credit Agreement with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). All amounts borrowed pursuant to the Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and subsequently acquired real and personal property of the Guarantors.

The Revolving Facility has a maximum available balance of US$30,000 ($37,635) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

The Term Facility had a principal balance of US$492,525 at December 31, 2017 and matures on December 29, 2023. The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments, which commenced September 30, 2017. The Term Facility also requires repayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due at maturity. The Term Facility bears interest at floating rates of $USD base rate + 2.75% or $USD LIBOR + 3.75%.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, defined as follows:

The ratio of Consolidated Funded Indebtedness (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries (the “Restricted Subsidiaries”) and generally excludes all interim production financing), less the unrestricted cash and cash equivalents of the Company and Restricted Subsidiaries to Consolidated EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) of the Company and its Restricted Subsidiaries, calculated in $USD, which commencing for the 12 month period ended September 30, 2017 is not to exceed 7.25 times, stepping down to 6.75 times commencing for the 12 month period ended September 30, 2018, then stepping down to 6.50 times commencing for the 12 month period ended September 30, 2019, then stepping down to 5.75 times commencing for the 12 month period ended September 30, 2020, then stepping down to 5.50 times commencing for the 12 month period ended September 30, 2021 through until maturity.

The following table illustrates the Total Net Leverage Ratio as calculated on a rolling pro-forma twelve month basis as at:

	Measure Targets	December 31, 2017
Total Net Leverage Ratio	<7.25X	5.18

On June 30, 2017, all amounts outstanding pursuant to the Former Revolving Facility and the Former Term Facility were repaid in full.

On May 31, 2017, and in contemplation of the closing of the acquisition of Peanuts and SSC, the Company completed the Offering of Subscription Receipts in the amount of $140,000, which upon closing of the acquisition of Peanuts and SSC on June 30, 2017 were automatically converted into Special Warrants, which effective October 1, 2017 were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures of the Company. The Subscription Receipts, Special Warrants and Senior Unsecured Convertible Debentures all bear interest at a rate of 5.875% and the Senior Unsecured Convertible Debentures are convertible into common voting shares of variable voting shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

On June 7, 2017 and pursuant to both the acquisition of Peanuts and SSC and the Refinancing, the Company issued notice to the holders of the Senior Unsecured Notes of its intention to redeem its outstanding Senior Unsecured Notes on July 11, 2017. On July 11, 2017, cash in trust of $239,877 was used to redeem the Senior Unsecured Notes, including all accrued interest and the early redemption penalty.

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Acquisition of Kiddyzuzaa

On March 3, 2017, the Company acquired 80% of the outstanding shares of Kiddyzuzaa, which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel, for consideration as follows:

•    Cash consideration £GBP1,290 ($2,122) paid at closing, with an additional payment of £GBP202 ($333) due on the first anniversary of closing and a final payment of £GBP202 ($333) due on the second anniversary of closing; and

•    A performance based earn-out of up to £GBP322 ($530) based on total commercial exploitation over a two year period following closing.

Kiddyzuzaa operates a children's and family focused YouTube channel which garnered an average of 68 million views per month in 2016. Kiddyzuzaa has added to WildBrain's growing size and scale.

The Company's unaudited condensed interim financial statements for the period ended December 31, 2017 contain the Company's preliminary purchase price allocation, which has not been finalized, and remains open. The Company will finalize the purchase price allocation when both its valuation of the assets acquired and liabilities assumed is completed.

Acquisition of Ellie Sparkles

On September 15, 2017, the Company acquired 51% of the outstanding equity interests of Ellie Sparkles, which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel, for consideration as follows:

•	Cash consideration of US$3,570 ($4,350) paid at closing, subject to a customary working capital adjustment; and

•	Two performance-based earn-outs, each in the amount of up to US$1,000 ($1,218) which, subject to achieving performance based targets, may become payable on the first and second anniversaries of closing.

Ellie Sparkles will continue to add to WildBrain's growing size and scale.

The Company's unaudited condensed interim financial statements for the period ended December 31, 2017 contain the Company's preliminary purchase price allocation, which has not been finalized, and remains open. The Company will finalize the purchase price allocation when both its valuation of the assets acquired and liabilities assumed is completed.

Licensing of Interactive/Digital Business

Effective September 30, 2017, the Company entered into an agreement with Ken Faier, formerly a Senior Vice-President with DHX, whereby Epic Story Interactive, Inc., a company controlled by Ken Faier, in exchange for a revenue based royalty will license certain intellectual properties from DHX for the purpose of supporting the development, publishing, and exploitation of certain gaming apps, while also assuming the employment agreements of approximately 15 of DHX's interactive employees. Ken Faier continues to serve as an Executive Producer on a number of DHX's proprietary productions.

DHX Media/Mattel Strategic Pacts

During Fiscal 2016, the Company entered into a long-term co-production and license agreement with Mattel, Inc.("Mattel") whereby DHX and Mattel will jointly fund, co-develop, and co-produce various forms of new content for certain Mattel properties, including Bob the Builder®, Fireman Sam®, Little People®, and Polly Pocket®. DHX Studios will work with Mattel to develop and produce the new content, while DHX Distribution will manage the global distribution of both the existing and new content, while Mattel will take the lead on global brand management and consumer products. Management expects the Mattel agreement to be accretive to results for Fiscal 2018 and beyond.

On April 19, 2016, the Company announced it had expanded its relationship with Mattel, Inc. by entering into a long-term licensing agreement for certain rights to the Rainbow Magic publishing property from Mattel. The licensing agreement establishes a framework for DHX to produce and distribute a range of new, multi-platform content inspired by the Rainbow Magic publishing property, while Mattel will oversee global brand management and global toy rights. Rainbow Magic is a much-loved publishing property that has captured the attention of young readers around the world since 2003. With hundreds of titles published to date, Rainbow Magic has reached millions of readers worldwide in more than 30 languages. Rainbow Magic follows the exciting adventures of two young girls, Rachel and Kirsty, and their magical friends in Fairyland. Rainbow Magic is currently published by Orchard and Scholastic in Europe and the USA, respectively.

DHX Media/DreamWorks Co-Production and Licensing Deals

During Fiscal 2016, the Company entered into a 5 year agreement with DreamWorks Animation ("DreamWorks") to co-produce 130 episodes of original animated children's content at DHX Studios, which will air in Canada on DHX Television's suite of channels. In addition to the co-production activities, DHX Television has licensed more than 1,000 half-hours of programming from DreamWorks, including Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, The Croods, and others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights. These co-production and licensing agreements help to further build out DHX Television's compelling content slate.

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Management Outlook

Management's Fiscal 2018 Outlook, as previously reported in the 2017 Annual MD&A, is reproduced and updated as required herein.

DHX Media's strategy has been to capitalize on the growing demand for kid’s and family content in today's on-demand environment with the goal of delivering profitable growth through multiple revenue streams. Our strategy continues to evolve, with Management constantly making changes to ensure DHX stays at the leading edge of rapidly changing content industry, but remains guided by three core imperatives of: (1) creating engaging kids' content; (2) distributing our content worldwide across all media platforms, including WildBrain; and (3) leveraging high-profile global brands with consumer products and licensing revenues.

Course Corrections

As previously reported in the 2017 Annual MD&A, to better take advantage of this positive content environment, Management is undertaking course corrections to align forward execution with the tremendous opportunity. Management is optimistic the following three course corrections will maximize shareholder value in Fiscal 2018 and beyond:

Refocus our Content Strategy and Group

1.	Leverage existing DHX relationships with SVOD's and major linear broadcasters to take advantage of demand for premium branded content. Using the Company’s existing content production platform, including its studios, its main content focus will now be on pursuing larger budget premium branded content opportunities that have significant consumer product potential or materially drive revenue in throughout the Company.

2.	Leverage WildBrain's platform and trends using a data driven approach to content development, leveraging our extensive proprietary database, to produce more efficient/lower production cost content and utilizing our large library of known Children's and Family IP to focus specifically on return on content investment.

Restructure our Brands and Licensing Group

1.	Restructured North America DHX Brands around the strengths and experience of the Peanuts team; accordingly, we have signed employment contracts with most of the key Peanuts Management team and, to date, we have been very impressed with their approach and performance;

2.	Made the decision to close our Los Angeles office and on October 1, 2017 opened an office in New York, bringing together the Peanuts team and our remaining US brands and licensing team.

3.	Realigned Management of CPLG to focus on the conversion of the agency business for Peanuts territory by territory, while capitalizing on the added size, scale and global reach to build on the existing portfolio of represented brands.

Reset Corporate Priorities

1.	Focus going forward is on increasing cash flow and cash flow per share.

2.	Getting back to growth in 2018 in our core content business driven by the above noted content strategy changes and brands and licensing restructuring.

3.	Improved management of corporate SG&A.

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Based on these core corporate priorities, Management is pleased to provide the following Outlook Metrics for Fiscal 2018:

Cash flow metrics (bearing in mind this is year one of our corporate shift to focus on cash, Management has estimated the metrics as follows):

Range

Adjusted EBITDA:	$125 million - $155 million*

Cash Flow from Operations before Net Investment in Film and Television Programs and Acquired and Library Content, and including the net change Interim Production Financing	$58 million - $82 million

Less: Capital asset and other intangible asset expenditures and other	$8 million - $12 million

Free Cash Flow**	$50 million - $70 million

The Company expects to deploy its Free Cash Flow to deleverage its balance sheet and to make strategic net investments in film and television programs. During Fiscal 2018, the Company expects to make net investments in film and television programs of the following:

Net Investment in Film and Television
Programs and Acquired and Library Content	$20 million - $30 million

*Note: the Company expects Adjusted EBITDA from its core business to grow at 10-15%, including corporate synergies, while excluding Peanuts and Strawberry Shortcake and those associated synergies. In addition, the Adjusted EBITDA has been estimated using a USD spot rate of $1.23. As noted herein, fluctuations in foreign exchange rates versus the Canadian Dollar could have a significant impact on these Outlook Metrics.

**The Company has defined Free Cash Flow as cash flows from operating activities before net investment in film and television programs and acquired and library content, including the net change in interim production financing, less capital asset and other intangible asset expenditures. For clarity, Free Cash Flow for Fiscal 2018 will be adjusted for the payment of approximately $20-25 million of costs related to the acquisition of Peanuts and SSC.

Pricewaterhouse Coopers LLP has neither examined, compiled, nor performed any procedures with respect to the Outlook Metrics noted herein and accordingly, Pricewaterhouse Coopers LLP does not express an opinion or any other form of assurance with respect to these Outlook Metrics.

Integration Plan and Deleveraging Efforts

Integration and Cost Reduction Update

Commensurate with the acquisition of Peanuts and Strawberry Shortcake, Management immediately began both an integration plan and a review of corporate operations.

Management is pleased to report that it is on track to achieve its target of $11 million in total annualized synergies associated with both the acquisition of Peanuts and SSC and corporate-wide costs reductions, and expects approximately $5-6 million of this amount to be realized in Fiscal 2018.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

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Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the year ended June 30, 2017 on www.sedar.com or DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, as well as cash held in trust, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and certain items included within other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash and cash equivalents, cash held in trust, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk for cash and cash equivalents and cash held in trust by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash and equivalents and cash held in trust, amounts receivable, and long-term amounts receivable, approximates the amount recorded on the consolidated balance sheet.

The balance of trade amounts receivable and long-term amounts receivable are mainly with Canadian broadcasters, large international broadcasters and distribution companies, and large international digital platform providers. Management manages credit risk by regularly reviewing aged accounts receivables and performing rigorous credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and Management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, Management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% fluctuation would have an approximate $7.00-8.00 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities. As at December 31, 2017 the Company had cash and cash equivalents on hand of $43.87 million (June 30, 2017 - $62.14 million) (excluding cash held in trust).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

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The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchase contracts to manage its foreign exchange risk on USD, GBP, JPY, and Euro denominated contracts. At December 31, 2017, the Company revalued its financial instruments denominated in foreign currencies at the prevailing exchange rates. While inherently difficult to estimate, Management estimates a 1% change in the USD, GBP, JPY, or Euro exchange rate would have an approximate $4.0-6.0 million annual effect on net income before income taxes.

Risk Assessment

The Company is exposed to a number of specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. The specific and general risks include, but are not limited to the following: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details see “Risk Factors” contained in the Company’s 2017 Annual MD&A and the Company's most recent Annual Information Form, filed September 27, 2017, on www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior Management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 27, 2017, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2017, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the six months ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, our certifying officers have limited the scope of their design of DC&P and our Company’s ICFR to exclude controls, policies and procedures relating to the acquisition of Peanuts and SSC (as the acquisition was completed on the last day of Company’s most recent fiscal year on June 30, 2017) and sufficient procedures have not yet been performed to include it in our certifications. National Instrument 52-109 permits a business that an issuer acquires not more than 365 days before the issuer's financial year-end be excluded from the scope of the certifications to allow it sufficient time to perform adequate procedures to ensure controls, policies and procedures are effective. Peanuts and SSC will be included in the Company’s certification processes in 2018. Information concerning assets and liabilities acquired under the acquisition of Peanuts and SSC is provided in note 4 of the financial statements of the Company for the period ended December 31, 2017.

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Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted Net Income, Basic Adjusted Net Income Per Common Share, Diluted Adjusted Net Income Per Common Share, Gross Margin, and Free Cash Flow.

“Adjusted EBITDA” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, earnings (loss) before interest, income taxes, amortization of property & equipment and intangible assets, amortization of acquired and library content, share-based compensation expense, finance expense (income), development expense, impairment of certain investments in film and television programs/acquired and library content, and also includes adjustments for other identified charges, as specified in the accompanying tables. Prior to Q1 2017, Adjusted EBITDA was defined as earnings (loss) before interest, income taxes, amortization, share-based compensation expense, finance expense (income), development expense, impairment of certain investments in film and television programs, and also included adjustments for other identified charges, as specified in the accompanying tables. Amortization previously included amortization of property & equipment, expense of acquired libraries, and intangible assets. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Adjusted EBITDA differs from prior periods as a result of the adoption of the amendment to IAS 38. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

“Adjusted Net Income” is a non-GAAP financial measure which adjusts net income (loss) for identified charges, net of the estimated tax effect. Adjusted Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is net income (loss).

"Basic Adjusted Net Income Per Common Share" and "Diluted Adjusted Net Income Per Common Share" are calculated by dividing Adjusted Net Income by Basic weighted average common shares outstanding and diluted weighted average common shares outstanding, respectively.

“Gross Margin” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, revenue less direct production costs and digital costs, expense of film and television programs, and expense of film and broadcasting rights for broadcasting (per the financial statements). Prior to Q1 2017, Gross Margin was defined as revenue less direct production costs and digital costs, expense of film and television programs, expense of film and broadcasting rights for broadcasting, and expense of acquired library (per the financial statements), plus the portion of the expense of acquired library that related to the amortization of the purchase accounting bump to fair value for all acquired libraries as detailed in footnote 3 of the accompanying Reconciliation of Historical Results of Adjusted EBITDA. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Gross Margin differs from prior periods as a result of the adoption of the amendment to IAS 38. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes.

"Free Cash Flow" is a non-GAAP measure of cash inflows and cash outflows from operating activities adjusted so as to remove both the net investment in film and television programs and net investment in acquired and library content, then further adjusted for increases and decreases in interim production financing and finally adjusted for cash acquisitions of property and equipment and intangible assets, as in Management’s opinion, these are an integral part of determining cash flows from operations. Free Cash Flow is one of the key cash flow measurement tools used by Management in assessing cash flow performance. The most comparable GAAP measure is cash flows from operating activities.

Reconciliations of historical results to both Adjusted EBITDA and Adjusted Net Income are presented on the following pages.

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Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income, Adjusted EBITDA, and Gross Margin, based on both the unaudited interim condensed consolidated financial statements for the three months ended December 31, 2017 and 2016; and the unaudited interim condensed consolidated financial statements for the intervening three month periods of the Company as found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Six Months	Six Months
	Q2 2018[1]	Q1 2018[1]	Q4 2017[1]	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	Q4 2016[1]	Q3 2016[1]	2018[1]	2017[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Net income (loss) for the period	9,238	9,567	(18,312)	7,551	5,755	1,372	(1,746)	10,219	18,805	7,127
Provision for (recovery of) income taxes	4,322	1,947	(3,708)	2,913	2,039	627	(274)	756	6,269	2,666
Interest expense, net[2]	12,138	11,387	4,360	4,682	4,639	4,292	5,290	5,380	23,525	8,931
Amortization[3]	5,892	5,908	5,062	4,619	4,059	3,825	7,878	6,315	11,800	7,884
Amortization of acquired and library content3 & 4	3,791	3,899	2,359	2,355	2,526	3,301	—	—	7,690	5,827
Share-based compensation expense	1,019	1,194	1,497	1,479	1,601	1,290	1,545	1,528	2,213	2,891
Finance expense (gain) excluding interest, net[2]	(5,575)	(11,148)	22,046	(1,130)	2,067	(502)	9,501	6,421	(16,723)	1,565
Acquisition costs	—	—	9,695	—	—	—	—	—	—	—
Write-down of certain investment in film and television	1,050	—	12	1,081	447	—	800	450	1,050	447
Development and other expenses[5]	2,373	1,585	660	1,303	846	626	1,828	1,667	3,958	1,472
Adjusted EBITDA[1]	34,248	24,339	23,671	24,853	23,979	14,831	24,822	32,736	58,587	38,810
Portion of EBITDA attributable to non-controlling interests[6]	(2,236)	(1,551)	—	—	—	—	—	—	(3,787)	—
Adjusted EBITDA attributable to the shareholders of the Company1 & 6	32,012	22,788	23,671	24,853	23,979	14,831	24,822	32,736	54,800	38,810

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

2Finance expense per the financial statements has been split between its interest and non-interest components.

3Amortization is made up of amortization of P&E and intangibles and for the periods prior to Q1 2017 the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: Q2 2018-$5.89 million and $nil, respectively; Q1 2018-$5.91 million and $nil, respectively; Q4 2017-$5.06 million and $nil, respectively; Q3 2017-$4.62 million and $nil, respectively; Q2 2017-$4.06 million and $nil, respectively; Q1 2017-$3.83 million and $nil, respectively; Q4 2016-$3.91 million and $3.97 million, respectively; and Q3 2016-$3.94 million and $2.38 million, respectively.

4Commensurate with the adoption of the amendment to IAS 38 in Q1 2017, amortization of acquired and library content has been included in the calculation of Adjusted EBITDA on a prospective basis.

5Development and other expenses for Q2 2018 tie directly to the financial statements and includes costs related to the rebranding of DHX television of $nil, severance and integration costs of $2.03 million, Special Committee related costs of $0.98 million, and development costs and costs of acquisitions not completed of $0.83 million (Q1 2018-$nil, $1.57 million, $nil, and $0.02 million, respectively; Q4 2017-$nil, $0.66 million, $nil, and $nil, respectively; Q3 2017-$nil, $0.18 million, $nil, and $1.12 million, respectively; Q2 2017-$0.14 million, $0.71 million, $nil, and $nil, respectively; Q1 2017-$0.52 million, $0.11 million, $nil, and $nil, respectively; Q4 2016 - $nil, $0.38 million, $nil, and $1.45 million, respectively; and Q3 2016 - $1.30 million, $0.37 million, $nil, and $nil, respectively.

6For Q2 2018, net income attributable to non-controlling interests was $1.83 million, comprised of $2.24 million which was included in Adjusted EBITDA and ($0.41) million of which is not included in Adjusted EBITDA. For Q1 2018, net income attributable to non-controlling interests was $1.42 million, comprised of $1.55 million which was included in Adjusted EBITDA and ($0.13) million of which is not included in Adjusted EBITDA.

.

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Reconciliation of Historical Results to Adjusted Net Income

Adjusted Net Income is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP. Accordingly, Adjusted Net Income may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted Net Income should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator or the Company's performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income to adjusted net Income and on the Company's consolidated financial statements found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see "Use of Non-GAAP Financial Measures" elsewhere in the MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Six Months	Six Months
	Q2 2018[1]	Q1 2018[1]	Q4 2017[1]	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	Q4 2016[1]	Q3 2016[1]	2018[1]	2017[1]

Net income (loss) attributable to the Shareholders of the Company for the period	7,411	8,148	(18,312)	7,551	5,755	1,372	(1,746)	10,219	15,559	7,127

Acquisition costs, net of estimated tax effect	—	—	8,241	—	—	—	—	—	—	—
TV Rebranding costs, net of estimated tax effect[2]	—	—	—	—	98	362	—	906	—	460
Severance and integration costs, net of estimated tax effect[2]	934	1,092	465	126	494	76	265	259	2,026	570
Development expenses and acquisition costs not completed, net of estimated tax effect[2]	40	18	—	920	—	—	1,015	—	58	—
Debt extinguishment charge, net of estimated tax effect	—	—	4,893	—	—	—	955	—	—	—
Early debt redemption penalties, net of estimated tax effect	—	—	9,425	—	—	—	—	—	—	—
Special Committee related costs[2]	687	—	—	—	—	—	—	—	687	—

Adjusted net income[1]	9,072	9,258	4,712	8,597	6,347	1,810	489	11,384	18,330	8,157

1See "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2Included in Development expenses and other.

The estimated tax effect is based on the tax characteristics of the underlying expense items.

27

DHX MEDIA LTD.

Q2 2018

Supplemental Information

28

I. Summary of securities issued and options granted during the six months ended December 31, 2017 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

	Number of Common Shares	Value $
Balance at June 30, 2017	134,061,548	304,320

Shares issued as part of employee share purchase plan	9,924	59

Balance at September 30, 2017	134,071,472	304,379

Shares issued as part of employee share purchase plan	12,573	56
Options exercised	60,000	160
Dividends reinvested	67,990	284

Balance at December 31, 2017	134,212,035	304,879

Options	Number of Options	Weighted-average exercise price

Balance at June 30, 2017	8,819,525	$6.93
Options granted	1,620,000	$5.73
Options forfeited	(277,500)	$8.70

Balance at September 30, 2017	10,162,025	$6.70

Options exercised	(60,000)	$1.81
Options forfeited	(675,000)	$7.40
Options granted	300,000	$5.47

Balance at December 31, 2017	9,727,025	$6.64

Performance Share Units ("PSUs)	Number of PSUs	Weighted-average estimated fair value at grant date $

Balance at September 30, 2017 and June 30, 2017	338,665	6.86
PSUs forfeited	(42,735)	$6.86

Balance at December 31, 2017	295,930	$6.86

b.	Summary of securities as at the end of the reporting period

1.	Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

2.	Shares outstanding and recorded value

134,212,035 common shares at a recorded value of $304,879, comprised of 100,626,464 common voting shares and 33,585,571 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

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i.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

ii.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

3.	Description of options

See note 13(d) of the audited consolidated financial statements for the year ended June 30, 2017.

II.	Directors and officers as at December 31, 2017

Directors
Elizabeth Beale (2) (4) (5)	Director
David Colville (2) (3)	Director
Michael Donovan (1)	Executive Chairman, Director
Deborah Drisdell (1) (3)	Director
Dana Landry	CEO, Director
Geoffrey Machum, QC (4)	Chair of Corporate Governance and Nominations Committee, Director
Robert Sobey (3)	Chair of the Human Resources and Compensation Committee, Director
Catherine Tait (1)	Chair of Production Finance Committee, Director
Donald Wright (2) (3) (4) (5)	Lead Director of DHX, Chair of the Audit Committee, Chair of the Corporate Finance Committee

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee
(5)	Member of the Corporate Finance Committee

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Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Strategy and Corporate Development

31